

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Joao Neto
President and Director
Lodging Media, Inc.
Rua Leopoldo Miguez, 159
Rio de Janeiro, RJ, Brazil, 22060-020

> **Re:** **Lodging Media, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 6, 2013**
> **File No. 333-186482**

Dear Mr. Neto:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

2. Revise your prospectus cover page to remove the tabular disclosure showing the varying amounts of proceeds you will receive from this offering. Given that this is a no minimum

offering, this tabular disclosure should not be included on your prospectus cover page. See Item 501(b) of Regulation S-K.

3.   Your prospectus cover page states that your offering will terminate 180 days after the registration statement is declared effective. In the summary of your offering, however, you state that the offering will conclude when all 10 million shares have been sold or 90 days after the registration statement becomes effective. Please advise or revise to consistently state throughout your document when your offering will terminate.

Risk Factors

General

4.   Given that you report two shareholders of record as of February 6, 2013, it appears reasonably likely that you will have less than 300 hundred record holders at your next fiscal year end and at the conclusion of this offering. Tell us what consideration you gave to informing investors that you may subsequently elect to terminate the registration of your common stock under the Exchange Act pursuant to Exchange Act Rule 12g-4. The possibility of such termination appears to be a material risk that should be addressed together with a discussion the consequences of any such termination of registration for potential investors.

5.   Given the possibility that you may not register a class of securities under Section 12 of the Exchange Act upon the effectiveness of your registration statement, please add a separate risk factor that describes the limited periodic reporting obligations that will be imposed on you upon effectiveness of the registration statement. You should inform investors that you will not be a fully reporting company because you are not registering a class of securities under Section of the Exchange Act. The risk factor should also describe how reporting and other regulatory requirements applicable to a Section 15(d) filer differ from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act. In this regard, we note your disclosure under "Reports to Stockholders" on page 42.

6.   We note that you expect Mr. Joao Neto to devote up to 20 hours per week to your business and Mr. Jonas da Silva to devote up to 10 hours per week. Please revise to include risks associated with how the limited time management will devote to your business may affect your operations.

7.   We note from the biographies of your directors and executive officers that both of your executive officers currently operate as independent contractors offering short term for-rent-by-owner houses. Tell us whether you considered including risk factor disclosure describing potential conflicts that may arise between your company and your executive officers and directors in their capacity as independent contractors.

"We are an 'emerging growth company' under the JOBS Act of 2012, and we cannot…," page 13

8.   Consider describing the extent to which any of the exemptions described in this risk factor are available to you as a Smaller Reporting Company.

Description of Business

Market Opportunity, page 29

9.   You refer to the "global short-term rental industry" when describing your market opportunity. Tell us which geographic locations and specific countries for which your website will provide short term for-rent-by-owner listings. In this regard, we note that you intend for your website to "have a large and diverse selection of houses, condos and apartments from around the world."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 32

10.   You state that you believe that selling 25% of the shares in this offering "will constitute sufficient funds to set [your] business plan in motion." Revise to clearly describe in qualitative terms the extent you will be able to implement your business plan should you raise less than the maximum amount of proceeds in this offering.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or the undersigned at (202) 551-3735with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director